SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F        X        FORM 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No        X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

Press Release

CNH Reports Third Quarter Results

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Albert Trefts, Jr. Investor Relations (1) 847 955 3821

•	Third quarter loss of $.10 per share, including restructuring charges, in line with expectations despite weaker sales in the construction equipment industry.

•	Equipment Operations generated $223 million net cash from operating activities in the quarter.

•	Profit improvement initiatives top $500 million since the merger.

Lake Forest, IL (October 24, 2002) CNH Global N.V. (NYSE:CNH) today reported third quarter consolidated revenues of $2.252 billion, compared to $2.159 billion in the same period last year. Adjusted for the impact of acquisitions and favorable foreign exchange rates, revenues declined by 3% in the quarter due to lower sales of construction equipment.

CNH reported a third quarter loss before restructuring charges of $58 million, compared to a third quarter 2001 loss, before restructuring and goodwill amortization, of $81 million. The loss per share was $.10 for the third quarter of 2002, including restructuring costs of $.01 per share.

For the first nine months of 2002, consolidated revenues were $7.354 billion compared to $7.302 billion in 2001. Acquisitions contributed approximately $225 million in the first nine months of 2002; the year-to-date impact of foreign exchange rates was negligible. The company’s net loss before restructuring for the first nine months of 2002 was $59 million, compared to a net loss of $93 million, before restructuring and goodwill amortization, for the same period in 2001.

“The extended decline in the construction equipment industry has not slowed our efforts to strengthen our balance sheet or invest for the future.” Paolo Monferino, CNH president and chief executive officer, said. “Through concerted efforts to reduce working capital, our Equipment Operations generated $223 million net cash from operations during the last quarter. Since the merger, our profit improvement initiatives have contributed over $500 million to our operating results, putting us well on the way to achieving our $850 million profit improvement target by 2005.”

“In spite of the market conditions we have not stopped building for the future. Our new acquisitions, the Kobelco operations in North America and Europe and Shanghai Tractor in China, are profitable and showing real growth in their respective markets. The new

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -

products we launched in North America and Europe have been well received and should become increasingly important to our operating income in the months ahead.”

Sales of agricultural equipment. Revenues from sales of agricultural equipment totaled $1.429 billion, up 4% compared to $1.374 billion in the third quarter of 2001. Excluding the impact of acquisitions and favorable exchange rates, revenues were unchanged from 2001 levels.

Worldwide, third quarter industry sales of agricultural equipment were up from 2001 levels across all major markets with the biggest percentage increases in Brazil and in the developing markets. However, in North America, industry sales in the combine and high horsepower tractor segments declined.

Worldwide retail sales of CNH agricultural equipment increased significantly in the quarter, with the greatest gains coming from Brazil and Asia. In Western Europe, sales of combines were up substantially, while sales of tractors declined slightly due to limited availability of the new models introduced at the end of the second quarter. In North America, combine sales declined with the industry and high horsepower tractor sales were impacted by the company’s actions to limit its exposure to the risks inherent in the operating lease business. During the quarter, CNH under-produced retail demand by 5%.

Sales of construction equipment. During the third quarter, construction equipment revenues totaled $670 million, up 5% compared to $637 million last year. Excluding acquisitions and the impact of favorable exchange rates, revenues declined by 10%. Third quarter industry sales of both heavy and light equipment were down significantly in North America and Western Europe and up in Latin America and Asia. Unit sales of CNH heavy equipment followed the industry pattern in the Americas and Asia, but increased in Europe. Retail sales of CNH light equipment were up in Europe and Asia, but were down in the Americas. During the quarter, CNH reduced both company and dealer inventories, under-producing retail demand by 5% overall.

Equipment Operations Third Quarter Results. Third quarter net sales of equipment increased to $2.099 billion, compared to $2.011 billion for the same period in 2001.

During the third quarter, employee medical and pension costs increased by $22 million, negatively impacting the company’s gross margin, SG&A expenses and R&D costs for active employees and other operating expenses for inactive employees. For the first nine months of 2002, employee medical and pension costs have increased by $47 million compared to 2001.

Despite this, CNH’s Equipment Operations gross margin for the quarter was essentially unchanged from the same period in 2001. Acquisitions, improved margins on new products, manufacturing efficiencies and material cost reductions offset costs associated with new product launches and the adverse impact of volume and mix changes.

Compared to the third quarter of 2001, SG&A increased in the quarter due mainly to acquisitions and unfavorable exchange rates. Interest expense for the quarter was down significantly, reflecting the impact of the company’s debt reduction actions completed in the prior period.

Year-to-date, net sales from Equipment Operations were $6.920 billion, compared to $6.794 billion for the first nine months of 2001.

CNH’s profit improvement initiatives totaled $35 million in the third quarter, bringing the total for the year to $83 million. Since the merger, the company has achieved a total of $516 million in profit improvements.

Financial Services Third Quarter Results. In the third quarter of 2002, CNH Capital reported net income of $12 million, compared to a net loss of $2 million in the same period last year. Lower loan loss provisions, lower interest expense, and an Asset-Backed Securitization (ABS) transaction in Australia accounted for most of the bottom line improvement. During the quarter, past due and delinquency rates in the core business continued to decline. For the first nine months of 2002, Financial Services earned a profit of $33 million compared with a profit of $11 million for the same period in 2001.

Balance Sheet and Cash Flow. The decrease in Equipment Operations net debt of $167 million since June 30, 2002 was due mainly to reductions in inventory and receivables in the quarter. The $192 million reduction in Financial Services net debt was due primarily to a successful ABS transaction in Australia and the sale of certain retail receivables in Europe to BNP Paribas Leasing Group, the company’s joint venture partner.

During the quarter, Equipment Operations generated $223 million net cash from operating activities mainly through reductions in working capital.

Market Outlook for Agricultural Equipment. Based on the results of the first nine months, CNH believes that 2002 total industry sales of agricultural equipment will be up slightly compared to 2001 levels. In Europe, where CNH is the market leader, industry sales are now expected to end the year up 4% compared to last year. In North America, industry unit sales of under 40 horsepower tractors have been much stronger than anticipated while sales of combines and high horsepower tractors have steadily weakened. Both trends are expected to continue through the balance of the year. Full year sales in Latin America, mainly Brazil, may end the year well above 2001 levels.

Market Outlook for Construction Equipment. Worldwide industry sales of heavy equipment are expected to decline for the full year, as stronger sales in Asia and Latin America are unlikely to fully compensate for the significant declines in North America and in Europe. Worldwide sales of light equipment show the same pattern, although the drop in North America is greater for light equipment. CNH believes that 2002 industry sales in the company’s two most important markets, North America and Europe, will finish the year down by about 12% compared to last year.

CNH Outlook for 2002. Recent new product introductions in the agricultural equipment business should contribute to share gains and gross margin improvements in the fourth quarter, benefiting the company’s bottom line. In Financial Services, the steady improvement in the core business demonstrated throughout the first nine months is expected to continue, generating incremental profit for the company. In addition, the successful completion of the company’s debt reduction actions during the second quarter should reduce fourth quarter interest expense by about $20 million compared to the same period last year.

Again in the fourth quarter, the company intends to continue to hold wholesale levels below retail sales levels and production below wholesale levels in order to reduce dealer and company inventory, which may impact the gross margin. The company’s bottom line will be negatively impacted by employee benefit and pension costs which are expected to increase by about $15 million compared to the fourth quarter of 2001.

For the fourth quarter, CNH expects to be near breakeven before restructuring charges. The uncertainties of the current political environment, and the potential impact of those uncertainties on the construction equipment marketplace, add a significant degree of risk to this outlook.

By the end of 2002, CNH expects to reduce its Equipment Operations net debt by over $1.8 billion compared to the beginning of the year, despite funding of transactions related to the Kobelco alliance for approximately $230 million. Through the company’s successful equity offering and the debt-to-equity swap with majority shareholder Fiat in the second quarter, net debt was reduced by about $1.5 billion. In the second half of the year, reductions in Equipment Operations’ working capital should permit a reduction in net debt of approximately $300 million. The additional resources needed to reduce the industrial debt should be provided by dividends from Financial Services which is expected to generate a profit for the year. In addition, Financial Services is reducing substantially its funding needs through the sale of its European portfolio to the company’s joint venture partner, BNP Paribas Leasing Group, and the run-off of the non-core business portfolio.

As described in the company’s 20-F and F-3 filings, preliminary results of transitional impairment tests of goodwill (under US GAAP) have indicated that the company may incur a goodwill impairment charge associated with its construction equipment business in excess of $300 million in 2002, reflecting the negative trends in the construction equipment industry.

Due to the continued poor performance of the equity markets, the value of CNH pension fund assets has declined during 2002. At quarter-end asset values, CNH would be required to increase the additional minimum liability by approximately $450 million at year end, resulting in a decrease in shareholders’ equity of about $275 million net of tax.

###

CNH management will hold a conference call later today to review its third quarter 2002 results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

Forward Looking Statements. This document contains forward-looking statements as contemplated by the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “should,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statement are subject to risks and uncertainties, which could cause actual results to differ. Such risks and uncertainties include: general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH’s and its customers’ access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, pension and health care costs, fuel and fertilizer costs.

Further information concerning factors that could significantly impact expected results is included in the following sections of CNH’s Form 20-F for 2001, as filed with the Securities and Exchange Commission: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,

			%			%
	2002	2001	Change	2002	2001	Change

Revenues:
Net sales
Agricultural Equipment	$1,429	$1,374	4%	$4,759	$4,541	5%
Construction Equipment	670	637	5%	2,161	2,253	(4%)

Total net sales	2,099	2,011	4%	6,920	6,794	2%
Financial Services	151	161	(6%)	456	555	(18%)
Eliminations and other	2	(13)		(22)	(47)

Total revenues	$2,252	$2,159	4%	$7,354	$7,302	1%

Net sales:
North America	$812	$836	(3%)	$3,105	$3,188	(3%)
Western Europe	785	731	7%	2,371	2,386	(1%)
Latin America	147	140	5%	485	432	12%
Rest of World	355	304	17%	959	788	22%

Total net sales	$2,099	$2,011	4%	$6,920	$6,794	2%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30,		September 30,		September 30,

	2002	2001	2002	2001	2002	2001

Revenues
Net sales	$2,099	$2,011	$2,099	$2,011	$—	$—
Finance and interest income	153	148	28	40	151	161

Total	2,252	2,159	2,127	2,051	151	161
Costs and Expenses
Cost of goods sold	1,800	1,721	1,800	1,721	—	—
Selling, general and administrative	278	272	232	208	46	66
Research and development	77	78	77	78	—	—
Restructuring and other merger related costs	11	15	11	15	—	—
Interest expense	136	170	106	134	65	87
Other, net	64	53	29	39	26	14

Total	2,366	2,309	2,255	2,195	137	167
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	1	2	12	(2)	1	2
Equipment Operations	10	1	10	1	—	—

Income (loss) before taxes and minority interest	(103)	(147)	(106)	(145)	15	(4)
Income tax provision (benefit)	(42)	(34)	(45)	(32)	3	(2)
Minority interest	5	—	5	—	—	—

Net income (loss)	$(66)	$(113)	$(66)	$(113)	$12	$(2)

Basic and diluted earnings (loss) per common share (EPS):
EPS before goodwill and restructuring and other merger related costs	($0.09)	($0.29)

EPS before restructuring and other merger related costs	($0.09)	($0.37)

EPS	($0.10)	($0.41)

     See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,

	2002	2001	2002	2001	2002	2001

Revenues
Net sales	$6,920	$6,794	$6,920	$6,794	$—	$—
Finance and interest income	434	508	78	110	456	555

Total	7,354	7,302	6,998	6,904	456	555
Costs and Expenses
Cost of goods sold	5,818	5,642	5,818	5,642	—	—
Selling, general and administrative	820	885	677	678	143	212
Research and development	222	225	222	225	—	—
Restructuring and other merger related costs	23	29	23	29	—	—
Interest expense	423	553	357	437	184	268
Other, net	150	174	48	112	84	62

Total	7,456	7,508	7,145	7,123	411	542
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	3	5	33	11	3	5
Equipment Operations	2	(16)	2	(16)	—	—

Income (loss) before taxes and minority interest	(97)	(217)	(112)	(224)	48	18
Income tax provision (benefit)	(30)	(43)	(45)	(50)	15	7
Minority interest	9	3	9	3	—	—

Net income (loss)	$(76)	$(177)	$(76)	$(177)	$33	$11

Basic and diluted earnings (loss) per common share (EPS):
EPS before goodwill and restructuring and other merger related costs	($0.14)	($0.34)

EPS before restructuring and other merger related costs	($0.14)	($0.56)

EPS	($0.18)	($0.64)

     See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES

	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001	2002	2001

Assets
Cash and cash equivalents	$578	$663	$472	$378	$106	$285
Accounts, notes receivable and other — net	6,564	6,160	2,070	1,993	4,750	4,413
Intersegment notes receivable		—	1,621	1,636	106	344
Inventories	2,196	2,204	2,196	2,204	—	—
Property, plant and equipment — net	1,357	1,354	1,345	1,333	12	21
Equipment on operating leases — net	579	612	—	—	579	612
Investment in Financial Services	—	—	957	1,147	—	—
Investments in unconsolidated affiliates	376	266	331	235	45	31
Goodwill and intangibles	3,721	3,647	3,581	3,508	140	139
Other assets	2,125	2,306	1,703	1,799	422	507

Total Assets	$17,496	$17,212	$14,276	$14,233	$6,160	$6,352

Liabilities and Equity
Short-term debt	$3,637	$3,217	$2,206	$2,043	$1,431	$1,174
Intersegment short-term debt	—	—	106	344	506	524
Accounts payable	1,385	1,217	1,523	1,287	93	166
Long-term debt	5,026	6,646	3,446	4,856	1,580	1,790
Intersegment long-term debt	—	—	—	—	1,115	1,112
Accrued and other liabilities	4,121	4,223	3,668	3,794	478	439

	14,169	15,303	10,949	12,324	5,203	5,205
Equity	3,327	1,909	3,327	1,909	957	1,147

Total Liabilities and Equity	$17,496	$17,212	$14,276	$14,233	$6,160	$6,352

Total debt less cash and cash equivalents and intersegment notes receivables (“net debt”)	$8,085	$9,200	$3,665	$5,229	$4,420	$3,971

     See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,

	2002	2001	2002	2001	2002	2001

Operating Activities:
Net income (loss)	$(76)	$(177)	$(76)	$(177)	$33	$11
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	263	312	171	233	92	79
Changes in operating assets and liabilities	(185)	(1,182)	(21)	(387)	(164)	(795)
Other, net	32	(105)	(8)	(78)	7	(38)

Net cash from operating activities	34	(1,152)	66	(409)	(32)	(743)

Investing Activities:
Expenditures for property, plant and equipment	(142)	(103)	(140)	(100)	(2)	(3)
Expenditures for equipment on operating leases	(149)	(248)	—	—	(149)	(248)
Other, net (primarily acquisitions and divestitures)	(91)	205	(234)	55	83	131

Net cash from investing activities	(382)	(146)	(374)	(45)	(68)	(120)

Financing Activities:
Intersegment activity	—	—	(55)	(937)	55	937
Net increase (decrease) in indebtedness	118	857	295	1,080	(177)	(223)
Dividends paid	(28)	(28)	(28)	(28)	—	—
Other, net	201	—	201	—	60	19

Net cash from financing activities	291	829	413	115	(62)	733

Other, net	(28)	(20)	(11)	(11)	(17)	(9)

Increase (decrease) in cash and cash equivalents	(85)	(489)	94	(350)	(179)	(139)
Cash and cash equivalents, beginning of period	663	886	378	593	285	293

Cash and cash equivalents, end of period	$578	$397	$472	$243	$106	$154

2002 Non-Cash Items:
Debt to equity exchange concurrent with offering	$1,300	$—	$1,300	$—	$—	$—

Financial Services dividend to Equipment Operations	$—	$—	$250	$—	$250	$—

     See Notes to Condensed Financial Statements.

CNH Global N.V.

Notes to Condensed Financial Statements

(1)	The accompanying condensed financial statements reflect the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH”) and have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidations of All Majority-Owned Subsidiaries,” the condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

In the opinion of management, information included in these quarterly financial statements reflect all adjustments, consisting of normal, recurring adjustments, which includes intersegment eliminations, necessary for a fair presentation of results for these interim periods. The results of operations for the interim period ended September 30, 2002, are not necessarily indicative of the results to be expected for the year ended December 31, 2002.

(2)	In January 2002, CNH finalized its global alliance with Kobelco Construction Machinery Co. Ltd. (“Kobelco Japan”) and Kobe Steel, Ltd. for the development, production and selling of crawler excavators, including mini-excavators, on a worldwide basis. During the first quarter of 2002, CNH acquired a 65% interest in Kobelco America for approximately $101 million net of cash acquired and assumption of debt. In addition, CNH acquired a 10% interest in Kobelco Japan and other certain intangibles for a total of $78 million. CNH received proceeds of approximately $24 million from the divestiture of CNH’s construction equipment operations in Australia and China to Kobelco Japan. In July 2002, the European regional alliance between CNH and Hitachi Construction Machinery Company, Ltd. (“Hitachi”) was terminated. CNH acquired Hitachi’s interest in Fiat-Hitachi Excavator for approximately $42 million. Concurrent with acquiring Hitachi’s interest, CNH, Kobelco Japan and Somitomo Corporation formed Fiat-Kobelco Machinery S.p.A. (Italy) (“Fiat-Kobelco”). Fiat-Kobelco generally consists of the former Fiat-Hitachi Excavator and Kobelco Construction Machinery Europe (“Kobelco Europe”) businesses. After giving consideration to Kobelco Japan purchasing shares in Fiat-Kobelco from CNH for approximately $10 million, Fiat-Kobelco is owned by the venture partners as follows: CNH 75%, Kobelco Japan 20% and Somitomo Corporation 5%. Additionally, in July 2002, CNH increased its interest in Kobelco Japan from 10% to 20% for approximately $42 million. The CNH and Kobelco alliance allows for CNH to increase its interest in Kobelco Japan from 20% to 35% and Kobelco Japan to increase its interest in Fiat-Kobelco from 20% to 35% by the third quarter of 2004.

During the second quarter of 2002, CNH and BNP Paribas Lease Group (“BPLG”) formed a retail financing partnership across Europe. It will cover all brands and commercial activities of CNH in Europe. Under the partnership, BPLG owns 50.1% of the shares of CNH Capital Europe SAS, which will hold the retail financing portfolio, and CNH owns the remaining 49.9% of the shares. BPLG will provide funding and administrative services for CNH Capital Europe SAS, while CNH’s own European financial services businesses will be responsible for the marketing and origination of financial products. CNH has begun to contribute or sell various assets and liabilities of its existing European financial services businesses to this partnership.

(3)	In June 2002, CNH completed a public offering of 50 million newly issued shares of common stock. In July 2002, CNH announced that the underwriters of CNH’s equity offering had exercised their over-allotment option for 3.5 million additional shares. The offering was priced at $4.00 per share. Net proceeds after offering costs were approximately $201 million. Concurrent with this offering, Fiat S.p.A. (“Fiat”), CNH’s majority shareholder, exchanged $1.3 billion principal amount of CNH debt for a number of common shares equal to $1.3 billion divided by the public offering price of $4.00 or 325 million shares.

CNH Global N.V.

Notes to Condensed Financial Statements

Following the offering and concurrent Fiat debt exchange, Fiat owned 85.3% of the 655.6 million outstanding common shares of CNH.

(4)	In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” that addresses financial accounting and reporting for intangible assets and goodwill. SFAS No. 142 requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS No. 142, CNH adopted this new accounting standard on January 1, 2002. Application of the non-amortization provision of SFAS No. 142 is expected to result in a pretax increase in earnings of approximately $116 million per year related to goodwill and approximately $11 million per year related to acquired trademarks with indefinite lives. Beginning January 1, 2002, goodwill and indefinite-lived intangible assets will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. CNH has identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by June 30, 2002, tests for impairment. The second phase (if necessary), required to be completed by December 31, 2002, measures the amount of impairment. To determine fair value, CNH has relied on two valuation models: guideline company method and discounted cash flow. CNH has completed the first phase of the transitional impairment tests. Preliminary results, inclusive of a second phase estimate, indicate that CNH may incur a goodwill impairment charge in excess of $300 million associated with our Construction Equipment reporting unit. Results indicated that the fair value of CNH’s Agricultural Equipment reporting unit, Financial Services reporting unit and indefinite-lived intangible assets exceed their respective carrying amounts and therefore were not impaired. Any transitional impairment loss will be recognized as the effect of a change in accounting principle effective as of January 1, 2002. During 2001, CNH continued to evaluate the recoverability of goodwill in compliance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

The following table provides a reconciliation of net income (loss) and earnings per share (“EPS”), adjusted to exclude amortization expense as if SFAS No. 142 had been applied as of January 2001:

(in millions, except per share data)	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Basic and Diluted EPS

Net income (loss)	$(66)	$(113)	$(76)	$(177)
Goodwill and trademark amortization	—	22	—	66

Adjusted net income (loss)	$(66)	$(91)	$(76)	$(111)

Weighted average shares outstanding	655.5	277.0	426.6	277.0

EPS	$(0.10)	$(0.41)	$(0.18)	$(0.64)
Goodwill and trademark amortization	—	0.08	—	0.24

Adjusted EPS	$(0.10)	$(0.33)	$(0.18)	$(0.40)

(5)	CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of the Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of the operations.

CNH Global N.V.

Notes to Condensed Financial Statements

A reconciliation of consolidated net income (loss) per US GAAP to results of operations reported to Fiat is as follows:

(in millions)	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Net income (loss) per US GAAP statements	$(66)	$(113)	$(76)	$(177)
Adjustments to convert from US GAAP to accounting principles followed by Fiat:
Amortization of goodwill and other intangibles	(40)	(11)	(119)	(34)
Other	5	24	9	43

Net income (loss) per accounting principles followed by Fiat	(101)	(100)	(186)	(168)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	5	—	9	3
Income tax provision (benefit)	(40)	(34)	(30)	(43)
Restructuring charge	4	3	10	12
Net financial expense	97	98	300	353
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(10)	(3)	(4)	11
Other non-operating (income) expense	(5)	—	(5)	—

Results of operations	$(50)	$(36)	$94	$168

The following summarizes results of operations by segment:
(in millions)
Agricultural equipment	$(1)	$11	$150	$117
Construction equipment	(69)	(40)	(115)	24
Financial services	22	2	64	45
Eliminations	(2)	(9)	(5)	(18)

Results of operations	$(50)	$(36)	$94	$168

A summary of CNH’s results reported to Fiat is as follows:
(in millions)
Revenues	$2,240	$2,154	$7,344	$7,256

Results of operations	$(50)	$(36)	$94	$168

During June 2002, a non-cash dividend of $250 million was declared by financial services, which is fully owned by equipment operations. In exchange financial services assumed $250 million of debt from equipment operations.

(6)	During the nine months ended September 30, 2002, CNH expensed approximately $23 million of restructuring costs. The restructuring and other merger-related costs primarily relate to severance and other costs related to headcount reductions. During the nine months ended September 30, 2002, CNH utilized approximately $62 million of its restructuring reserves established during 2001 and 2000. The utilized amounts primarily represent involuntary employee severance costs, as well as costs related to the closing of existing facilities. As of September 30, 2002, CNH has recorded $8 million in merger-related restructuring reserves for costs to integrate the Kobelco America and Kobelco Europe operations (see Note 2).

CNH Global N.V.

Notes to Condensed Financial Statements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in that statement was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective, on a prospective basis, for exit or disposal activities initiated by CNH after December 31, 2002. CNH is in the process of assessing what impact, if any, SFAS No. 146 may have on its consolidated financial position or results of operations.

(7)	For the three months ended September 30, 2002 and 2001, effective income tax rates were 40.8% and 23.1% respectively. For the nine months ended September 30, 2002 and 2001, effective income tax rates were 30.9% and 19.8% respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profit, losses in jurisdictions for which no immediate tax benefit is recognizable, and changes in valuation reserves attributable to prior-year losses. CNH has been consistent in its approach to benefiting losses in comparison to previous periods.

(8)	Earnings (loss) per common share (“EPS”):

(in millions, except per share data)	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Basic and Diluted EPS

Net income (loss)	$(66)	$(113)	$(76)	$(177)
Restructuring, net of tax	8	11	17	22

Net income (loss) before restructuring	(58)	(102)	(59)	(155)
Goodwill	—	21	—	62

Net income (loss) before goodwill and restructuring	$(58)	$(81)	$(59)	$(93)

Weighted-average shares outstanding	655.5	277.0	426.6	277.0

EPS before goodwill and restructuring	$(0.09)	$(0.29)	$(0.14)	$(0.34)

EPS before restructuring	$(0.09)	$(0.37)	$(0.14)	$(0.56)

EPS	$(0.10)	$(0.41)	$(0.18)	$(0.64)

(9)	In CNH’s receivable asset securitization program, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amount outstanding under these programs were $3.4 billion and $4.1 billion at September 30, 2002 and December 31, 2001, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of September 30, 2002, $1.3 billion remained outstanding under these programs as compared to $1.3 billion as of December 31, 2001.

CNH Global N.V.

Notes to Condensed Financial Statements

(10)	The following table sets forth the amount of total consolidated debt as of September 30, 2002 and December 31, 2001:

(in millions)	Consolidated		Equipment Operations		Financial Services

	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001	2002	2001

Short-term debt:
With Fiat Affiliates	$1,476	$1,847	$1,111	$1,373	$365	$474
Other	2,161	1,370	1,095	670	1,066	700
Intersegment	—	—	106	344	506	524

Total Short-term debt	3,637	3,217	2,312	2,387	1,937	1,698

Long-term debt:
With Fiat Affiliates	2,721	4,041	2,323	3,619	398	422
Other	2,305	2,605	1,123	1,237	1,182	1,368
Intersegment	—	—	—	—	1,115	1,112

Total Long-term debt	5,026	6,646	3,446	4,856	2,695	2,902

Total debt:
With Fiat Affiliates	4,197	5,888	3,434	4,992	763	896
Other	4,466	3,975	2,218	1,907	2,248	2,068
Intersegment	—	—	106	344	1,621	1,636

Total Debt	$8,663	$9,863	$5,758	$7,243	$4,632	$4,600

Total debt less cash and cash equivalents and intersegment notes receivables	$8,085	$9,200	$3,665	$5,229	$4,420	$3,971

At September 30, 2002, CNH had approximately $3.3 billion available under $7.4 billion total lines of credit and asset-backed facilities.

CNH fully, unconditionally and irrevocably guarantees Case Corporation’s $789 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. Please refer to Note 23, “Guarantee of Subsidiary’s Outstanding Debt Securities,” of CNH’s Form 20-F for the year ended December 31, 2001 for further discussion.

(11)	On March 27, 2002, CNH’s Board of Directors recommended a dividend of 10 cents per share for the year 2001. The dividend was paid in June to shareholders of record at close of business on May 20, 2002.

(12)	Due to poor performance of equity markets in 2002, the value of the CNH pension fund assets, which principally relate to plans in the United States and United Kingdom, has declined during 2002. SFAS No. 87, “Employers’ Accounting for Pensions” requires recognition of an Additional Minimum Liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. Based on quarter-end plan asset values, we would be required to increase the Additional Minimum Liability for these plans by approximately $450 million at December 31, 2002. This would result in a decrease in Accumulated Other Comprehensive Income (a component of Shareholders’ Equity) of approximately $275 million, after-tax. These amounts fluctuate with market movements and a final determination of the impact will be determined at the end of the plan year, which is December 31, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By: /s/Roberto Miotto Roberto Miotto Senior Vice President, General Counsel and Secretary

October 25, 2002